SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated September 30, 2004, re. reduction of Orange’s shareholding in BITCO

www.francetelecom.com

Paris, September 30, 2004

Press release

Reduction of Orange’s shareholding in BITCO (Thailand)

As provided by the agreement signed in March 2004, Orange S.A. (a subsidiary of France Telecom) and its co-shareholders in BITCO, True Corporation Public Company Limited (formerly, Telecom Asia) and CP Group, completed on September 29, 2004 the sale of 39% of the shares of BITCO, resulting in Orange reducing its participation from 49% to 10% of the share capital of BITCO.

As part of this transaction, Orange was fully released from all its obligations and liabilities in connection with the bridge loan facility granted to TA Orange Company Limited (a 99.86%-owned subsidiary of BITCO) in 2002.

About France Telecom

France Telecom is one of the world’s leading telecommunications carriers, with 119,6 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 46.1 billion euros for 2003 (23.2 billion euros for 1st semester 2004). Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York Stock Exchange.

Press contacts

Phone : + 33 (0) 1 44 44 93 93

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

Nilou du Castel

nilou.ducastel@francetelecom.com

France Telecom	6 Place d’Alleray	Phone : +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15	Fax : +33 1 44 44 80 34
Information Department	France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 30, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information